EXHIBIT 99.7

John Wells
Metallurgical Consultant
7445 Fleming Road
Vernon, BC, Canada, V1H 1C1
Telephone: (250) 549-7443
Fax: (250) 549-7403
jawnetc@telus.net

The Toronto Stock Exchange
Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
NYSE-Amex

Re: Exeter Resource Corporation (the “Company”) - Consent of Qualified Person

I, John Wells, Registered Member of the Chilean Mining Commission, consent to the public filing of the Technical Report titled “Technical Report (NI 43-101) of the Prefeasibility Study for the Caspiche Project, Region III, Chile” and dated January 16th, 2012 (the “Technical Report”) by Exeter Resource Corporation.

I also consent to any extracts from or a summary of the Technical Report in the January 16th, 2012 new release titled “Exeter Completes Positive Prefeasibility Study for its Caspiche Project” of Exeter Resource Corporation.

I certify that I have read the January 17th, 2012 new release that the report supports being filed by Exeter Resource Corporation and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this on January 16th, 2012.

Signed

/s/ John Wells
_______________________________
John Wells
BSc, MBA, FSAIMM
Metallurgical Consultant